VIA E-MAIL

Division of Corporation Finance

Office of Healthcare & Insurance

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:	AS Capital, Inc.
Amendment No. 3 to Registration Statement For 10-12(g)
Filed June 6th, 2019
File No. 000-55999

To Whom it May Concern:

The following is response to the comment letter received on June 19th, 2019.

Amendment No. 3 to Registration Statement on Form 10-12(g)

Business Development, page 1

1.	We received your response to prior comment 1. Please revise to clarify the history and status of your investment in Amalphis Group. Please also disclose what happened to the $48.8 million in investments that you reported as of June 30th, 2010. To the extent that you do not know wheat happened to these corporate assets, please revise your disclosure on page 2, and elsewhere, as applicable, to state your lack of knowledge concerning the status of these assets.

Any assets value would have been depreciated to zero from the time period of June 30th, 2010.

2.	We note your response to prior comment 2 but do not see revised disclosure. Please revise to disclose when XTC acquired its ownership position. Disclose any material terms governing the court’s awarding of custodianship to XTC and provide us a copy of the shareholder action and the court order. Also, revise your disclosure on page 16 to quantify the size of your limited stockholder base.

Complete history of the custodianship included and attached as exhibits.

On August 9, 2018, XTC, Inc. was awarded custodianship in a shareholder filed action with the Eighth Judicial District Court in Clark County Nevada. Company management was unresponsive to shareholder and had refused to respond to requests to meet statute requirements to get current with the secretary of state.

XTC, Inc. was a shareholder of record as shown in the court documents (500 shares). see attached court order.

Division of Corporation Finance

Office of Healthcare & Insurance

Enclosed is the entire court records, from filing to closing documents.

On September 25, 2018, the company filed a Certificate of Designation whereby the following preferred shares were designated by the company.

The number of Series A Convertible Preferred was increased from 36,000 to 1,000,000.

3,000,000 Series B Preferred were created with no voting rights, and conversion rights 1000:1, with the restriction holder cannot convert to hold more the 4.95% of issued and outstanding.

1,000,000 Series C were created. (each Series C shall have 100,000 vote per share, with 1:1 conversion rights.

On September 30, 2018 a shareholders meeting was held wherein the shareholders gave the board authority to make a possible name change, and/or a reverse stock split. In addition, the Series A shareholders voted to approve a reverse of the Series A Convertible Preferred and to authorize a new designation.

On October 1, 2018, the company filed for a name change to "AS Capital, Inc.", and to exercise a 10 to 1 reverse stock split for the Common stock and a 1,000 to 1 reverse of the Series A Convertible Preferred, which were filed with the State of Nevada SOS office. with conversion rights of 1 common share for every 12,000 shares held.

On December 6, 2018, the Court granted an Order discharging custodian and approved all actions taken by the custodian.

Form of Acquisition, page 4

3.	We note your response to prior comment 3 and your revised disclosure on page 5 indicating that XTC has provided you funds in exchange for common stock and will continue to do so “at prices reasonable at the time.” Disclose the terms of theses past equity sales and amend your disclosures in Items 2, 4, 7 and 10, as applicable. Also file a written description of the oral agreement as an exhibit to the registration statement concerning future funding of the business. In this regard, we refer you to Compliance Disclosure Interpretations, Regulation S-K, Question 146.04. With reference to Note 5 on page F-18, please also file your August 13th, 2018 line of credit agreement with MDX as an exhibit to the Form 10.

Revised to clarify this was in the past and is a possibility for the future but is not in current plans. As the Company has no capital, the Company is largely dependent on MDX, in providing the Company with the necessary funds to implement its business plan, through a $50,000 revolving line of credit. The line of credit is an exhibit hereto. Oral summary attached as an exhibit.

Security ownership of certain beneficial owners, page 13

4.	We note your response to prior comment 6. Please revise to provide beneficial ownership disclosure for your common stock. In this regard your disclosures on pages 2 and F-8 indicate that Mr. Lotito owned common stock at the time the Form 10 became effective. Refer to Item 403 of Regulation S-K.

Division of Corporation Finance

Office of Healthcare & Insurance

Beneficial ownership clarified.

Directors and Executive Officers, page 14

5.	To the extent that Mr. Karatzaferis was an officer or director at the time of effectiveness of this registration statement, please revise to restore the disclosure concerning Mr. Karatzaferis.

Restored.

Sincerely,

/s/ Chris Lotito, CEO
Chris Lotito, CEO

cc:	Ibolya Ignat

Mary Mast

Jeffrey Gabor

Joe McCann